08028315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 2 8 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: BlackRock Investment, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BlackRock Investment, Inc.

TABLE OF CONTENTS

AFFIRMATION

I, Paul Greenberg, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Investment, Inc. (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Greenberg 2/26/08

Signature Date

Treasurer and Chief Financial Officer

Title

Stephen M. Hart

Notary Public

STEPHEN M. HART
NOTARY PUBLIC- State of New York
No. 01HA6166170
Qualified in New York County
Commission Expires 5/21/2011

BLACKROCK INVESTMENTS, INC.
(SEC ID. No.8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2007

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Board of Directors and Stockholder of
BlackRock Investment, Inc.
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investment, Inc. (the "Company") as of December 31, 2007, and the related statements of income, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investment, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

BlackRock Investments, Inc.

Statement of Financial Condition

December 31, 2007

(Dollar amounts in thousands expect per share data)

Assets	
Cash and cash equivalents	$24,326
Accounts receivable	197
Receivable from affiliates	9,285
Goodwill	500
Other assets	762
Total assets	$35,070
Liabilities	
Accrued compensation and benefits	$4,128
Accounts payable and accrued liabilities	856
Payable to affiliates	7,804
Other liabilities	152
Total liabilities	12,940
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	4,288
Retained earnings	17,842
Total stockholder's equity	22,130
Total liabilities and stockholder's equity	$35,070

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2007
(Dollar amounts in thousands)

Revenue	
Administrative fees from related parties	$15,954
Advisory fee	14,112
Commissions	1,527
Interest and dividend income	975
Other revenue	215
Total revenue	32,783
Expenses	
Advisory fee-affiliate	14,112
Employee compensation and benefits	6,107
Commissions paid to other broker-dealers	4,652
Marketing and promotional	566
Other expenses	
Unaffiliated	715
Affilliated	1,868
Total expenses	28,020
Income before income taxes	4,763
Income tax expense	1,858
Net income	$2,905

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2007
(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2006	$3,475	$14,937	$18,412
Net income	-	2,905	2,905
Stock-based compensation	707	-	707
Excess tax benefits from stock-based awards	106	-	106
December 31, 2007	$4,288	$17,842	$22,130

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2007
(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$2,905
Adjustments to reconcile net income to cash from operating activities:	
Deferred income tax expense	187
Stock-based compensation	707
Changes in operating assets and liabilities:	
Accounts receivable	(95)
Receivable from affiliates	(6,334)
Other assets	319
Accrued compensation and benefits	(1,198)
Accounts payable and accrued liabilities	(325)
Payable to affiliates	6,169
Other liabilities	(391)
Cash from operating activities	1,944
Cash flows from financing activities	
Excess tax benefits from stock-based compensation	106
Cash from financing activities	106
Net increase in cash and cash equivalents	2,050
Cash and cash equivalents, beginning of year	22,276
Cash and cash equivalents, end of year	24,326
Supplemental information	
Cash paid for income taxes	$1,927

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Notes to Financial Statements
December 31, 2007
(Dollar amounts in thousands)

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock" or "BRI"). The Company engages in the marketing and sales of various liquidity mandated products, primarily the *BlackRock Liquidity Funds* ("BLF") and other BlackRock sponsored liquidity products (the "Funds"). The Company also provides related administration services to the Funds shareholders. In addition, the Company receives commission revenue from the sale of BlackRock open-end mutual fund Class A shares. The Company employs a sales force that is engaged in the sale of the Funds to an institutional client base.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less. At December 31, 2007, cash and cash equivalents are held at a major financial institution and in a money market mutual fund, to which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at cost, which approximates fair value.

Revenue Recognition

Administration fees are based on the fair market value of the services provided and are recognized in the period in which the services are performed. The Company receives commissions through PFPC, an indirect wholly owned subsidiary of The PNC Financial Group ("PNC") which is a significant shareholder of BRI, on the sale of the BlackRock open-end mutual fund Class A shares. Commission revenue is recorded on trade date. Advisory fees and other revenue are recognized when the contractual services are completed.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the stockholder's equity is in excess of its fair value, then the fair value is compared to the carrying value of the Company's goodwill to determine the impairment charge. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures. The Company recorded no impairments to goodwill during 2007.

Income Taxes

For the year ended December 31, 2007, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BII files separate state and municipal income tax returns, and in other jurisdictions, BII's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries on a combined or unitary basis. Federal income taxes are computed as if the Company were a stand alone filer. Where the Company files state and/or municipal income tax returns which are consolidated with one or more BRI subsidiaries on a combined or unitary basis, BII's state and/or municipal income tax is based upon a share of the consolidated group's tax liability.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not probable that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's consolidated statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

The Company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes* on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not recognize an increase or decrease in income tax reserves related to uncertain tax positions as a result of the adoption of FIN No. 48.

Stock-Based Compensation

Effective January 1, 2006, the Company's Parent adopted SFAS No. 123(R), *Share-Based Payment* for all arrangements under which employees receive shares of stock or other equity instruments of BRI, using the modified-prospective transition approach with no cumulative effect on net income. SFAS No. 123(R) provides clarification and expanded guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation costs to service periods.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Company's Parent measures the grant-date fair value of employee share options and similar instruments using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The grant-date fair value of restricted share units is calculated using the BRI's share price on the date of grant. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award is, in-substance, multiple awards. Awards under the Company's stock-based compensation plans vest over periods ranging from one to five years. Expense is reduced by the number of awards expected to be forfeited prior to vesting. Forfeiture estimates generally are derived using historical forfeiture information, where available, and are reviewed for reasonableness at least annually.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adoption of SFAS No. 157 to have a material impact on its financial statements.

(Dollar amounts in thousands)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis, it should be applied to an entire instrument and it is irrevocable once elected. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using another measurement attribute. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not expect the application of SFAS No. 159 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R revises SFAS No. 141, *Business Combinations*, while retaining the fundamental requirements of SFAS No. 141 that the acquisition method of accounting (the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further defines the acquirer, establishes the acquisition date and broadens the scope of transactions that qualify as a business combination. Additionally, SFAS No. 141R changes the fair value measurement provisions for determining assets acquired and liabilities assumed and any non-controlling interest in the acquiree, provides guidance for the measurement of fair value in a step acquisition, changes the requirements for recognizing assets acquired and liabilities assumed subject to contingencies, provides guidance on recognition and measurement of contingent consideration and requires that acquisition-related costs of the acquirer be expensed as incurred. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the application of SFAS No. 141R to have a material impact on its financial statements.

(Dollar amounts in thousands expect per share data)

3. Employee Benefit Plan

The Company's employees participate in BRI's Retirement Savings Plan. The Company matches fifty cents for each dollar of the first 6% of eligible pay up to a maximum of $4 per year. Additionally, upon completion of one year of service, the Company will make a retirement contribution on behalf of each eligible participant equal to 3% of eligible pay, plus an additional discretionary contribution of 2% for any year in which BRI has positive net operating income.

The Retirement Savings Plan expense for the Company was $51 for the year ended December 31, 2007 and is included in compensation and benefits on the statement of income.

4. Stock-Based Compensation and Incentive Plans

BlackRock, Inc. 1999 Stock Award and Incentive Plan

Pursuant to the BlackRock, Inc. 1999 Stock Award and Incentive Plan ("Award Plan"), options to purchase BRI common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from two to four years and become exercisable upon vesting.

In October 1999, December 2000 and October 2002, BRI granted to employees of the Company options to purchase 11,000 shares, 14,500 shares and 22,000 shares, respectively, of BRI stock at $14.00, $43.31 and $37.36 per share, respectively. BRI's stock price at December 31, 2007 was $216.80, resulting in aggregate intrinsic values of $2,231, $2,516 and $3,732 for the October 1999, December 2000 and October 2002 awards, respectively.

(Dollar amounts in thousands expect per share data)

4. Stock-Based Compensation and Incentive Plans (continued)

Stock options outstanding and exercisable by Company employees at December 31, 2007 are as follows:

Outstanding at	Shares under option	Weighted average exercise price
December 31, 2006	47,500	$33.77
Exercised	(1,200)	$37.36
December 31, 2007	46,300	$33.67

Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price of Options Outstanding & Exercisable	Options Exercisable
(per share)		(years)	(per share)	
$14.00	11,000	2.75	$14.00	11,000
$37.36	20,800	5.79	37.36	20,800
$43.31	14,500	3.96	43.31	14,500
	46,300	4.75	$33.67	46,300

(Dollar amounts in thousands expect per share data)

4. Stock-Based Compensation and Incentive Plans (continued)

Restricted share units ("RSU") activity for the year ended December 31, 2007 was as follows:

Outstanding at	RSUs	Weighted Average Fair Value
December 31, 2006	2,841	$124.25
Granted	17,246	$168.04
Converted/Vested	(1,041)	$104.53
December 31, 2007	19,046	$162.85

On January 25, 2007, BRI granted to employees of the Company 2,516 shares of BRI RSU's under the Award Plan at a grant date fair value of $169.70 per share, representing BRI's closing stock price on the date of grant. The RSU awards vest over three years through January 2010. The grant-date fair value of the RSUs is being amortized, net of expected forfeitures, into earnings on the straight-line method over the requisite service period.

On January 31, 2007, BRI granted 14,730 shares of BRI RSU's to employees of the Company as long-term incentive compensation. The RSU awards vest on September 29, 2011 provided that BlackRock has actual GAAP earnings per share of at least $5.20 in 2009, $5.52 in 2010 or $5.85 in 2011 or obtainment of an alternative performance hurdle based on specific targets for BRI's earnings growth performance versus peers over the term of the awards. Due to BRI's 2007 earnings per share which was in excess of $5.85, the Company's management has determined that full vesting of the awards is probable. The value of the RSUs was calculated using BlackRock's closing stock price on the date of grant, or $167.76. The grant-date fair value of the RSUs is being amortized, net of expected forfeitures, into earnings on the straight-line method over the requisite service period.

As of December 31, 2007, there was $2,187 of total unrecognized compensation costs related to unvested RSUs. That cost is expected to be recognized over a weighted average period of less than 4 years.

Compensation expense incurred by the Company, related to RSUs granted to employees, during the year ended December 31, 2007 totaled $707.

(Dollar amounts in thousands expect per share data)

4. Stock-Based Compensation and Incentive Plans (continued)

BlackRock, Inc. Long-Term Retention and Incentive Program

BlackRock's Long-Term Retention and Incentive Plan ("LTIP") permits the grant of deferred compensation awards (the "LTIP Awards") which were authorized in 2002, payable in cash and BlackRock common stock. The LTIP awards include an option for the employee to put such distributed shares back to BRI at fair market value upon vesting. Through December 31, 2007, BRI awarded approximately $2,715 in LTIP Awards to employees of the Company.

Under the terms of the LTIP, grants of initial awards would vest if BRI's average closing stock price was at or above at least $62 for any 3-month period beginning on or after January 1, 2005 and prior to or on March 30, 2007. In addition to the stock price threshold, the vesting of awards was contingent on the participants' continued employment with the Company for periods ranging from two to five years. In 2005, the stock price contingency was satisfied.

The Company recorded $75 of compensation expense relating to LTIP during 2007.

BlackRock Employee Stock Purchase Plan ("ESPP")

Through August 2006, the terms of the ESPP allowed eligible employees to purchase shares of the BRI's common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees could not purchase more than 500 shares of common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423(b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of common stock based on its fair market value. The Company used the fair value method of measuring compensation cost pursuant to SFAS No. 123. The ESPP was suspended in August 2006 and amended effective January 2007.

The terms of the ESPP allow eligible employees of the Company to purchase shares of BRI's common stock at 95% of the fair market value on the last day of each three-month offering period. In accordance with SFAS No. 123R, the Company will not record compensation expense related to employees purchasing shares under the amended ESPP.

(Dollar amounts in thousands)

5. Income Taxes

The Company's federal income tax liability balance of $446 at December 31, 2007 is included in accounts payable and accrued liabilities in the statement of financial condition.

The provision for income taxes consists of the following:

	Year ended December 31, 2007
Current:	
Federal	$1,554
State and local	117
Total current	1,671
Deferred:	
Federal	130
State and local	57
Total deferred	187
Total	$1,858

5. Income Taxes (continued)

Deferred tax assets and liabilities are recorded net in the statement of financial condition when they relate to the same tax jurisdiction. The components of the net deferred tax asset, which is included in other assets in the statement of financial condition, are as follow:

	Year ended December 31, 2007
Deferred tax assets:	
Compensation	$825
Deferred tax liabilities:	
Goodwill	97
Other	1
Net deferred tax asset	$727

(Dollar amounts in thousands)

5. Income Taxes (continued)

A reconciliation of income tax expense with statutory federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31,	
	2007	%
Statutory income tax expense	$1,667	35.0%
Increase (decrease)in income taxes resulting from:		
State and local taxes (net of federal benefit)	174	3.7
Meals and entertainment	21	0.4
Other	(4)	(0.1)
Income tax expense	$1,858	39.0%

The Company did not recognize an increase or decrease in income tax reserves related to uncertain tax positions as a result of the adoption of FIN 48. Total gross unrecognized tax benefits at January 1, 2007 were approximately $117. The total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate at January 1, 2007 was approximately $76.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at January 1, 2007	$117
Reductions for tax positions of prior years	(28)
Additions based on tax positions related to the current year	113
Balance at December 31, 2007	$202

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2007 was approximately $131.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. Potential interest of $9, related to these unrecognized tax benefits, was accrued during 2007, and in total, at December 31, 2007, the Company has recorded a liability for potential interest of $33. The Company has not accrued any tax-related penalties.

(Dollar amounts in thousands)

5. Income Taxes (continued)

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2003 remain open to U.S. federal, state and local income tax examination. Prior to September 29, 2006, The Company filed New York State and New York City income tax returns on a combined basis with PNC and the tax years after 2001 remain open to income tax examination in New York State and New York City. The Company has not filed state or municipal income tax returns with PNC subsidiaries on a combined or unitary basis for periods after September 29, 2006.

PNC and BRI have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. As such, the Company may be responsible for its pro rata share of tax positions taken by PNC for unaudited tax years which may be subsequently challenged by taxing authorities. Management does not anticipate that any such amounts would be material to the Company's operations, financial position or cash flows.

As of December 31, 2007, it is reasonably possible the total amounts of unrecognized tax benefits will significantly decrease within the next twelve months. PNC has entered into a closing agreement with the Internal Revenue Service regarding its federal income tax returns. As part of that agreement, the state and local income tax returns filed with PNC will be amended to report these changes to federal taxable income. The Company anticipates that it is reasonably possible that its portion of the payments, in the range of $30 to $40, will be made by the end of 2008 related to these amended tax returns.

6. Related Party Transactions

The Company received administrative fees for marketing and sales of the Funds and related administration services provided to the Funds shareholders. These fees were based on the fair market value of services provided and were received from a variety of affiliated entities, all of which are advisors to the Funds and wholly-owned subsidiaries of BRI. These fees amounted to $15,954 for the year ended December 31, 2007.

The Company received $14,112 for advisory services contracted with a third party for the year ended December 31, 2007. The Company also received placement fees for the issuance of certain BRI Investment products sold by BRI totaling $215 for the year ended December 31, 2007. In connection with these services, included in advisory fee-affiliate and other expenses, are payments in the amount of $14,112 and $215, respectively, made to an affiliate and wholly-owned subsidiary of BRI for providing such services.

(Dollar amounts in thousands)

6. Related Party Transactions (continued)

Indirect wholly-owned subsidiaries of BRI provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which in managements view, resulted in reasonable allocations. During the year ended December 31, 2007 the Company incurred charges totaling $1,653 pursuant to this arrangement, all of which is included in other expenses.

During 2007, the Company entered into an arrangement with Merrill Lynch and BlackRock Financial Management, Inc. ("BFM") where the Company and BFM provide services to customers of Merrill Lynch. The Company acts as an agent for BFM and as a result has a receivable from Merrill Lynch and a corresponding payable to BFM in the amount of $5,915.

As of December 31, 2007, outstanding amounts relating to the above transactions are recorded in payable to and receivable from affiliates net where the legal right of offset exists.

7. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.17 to 1, and regulatory net capital of $11,024 was $10,161 in excess of this regulatory requirement.

BlackRock Investments, Inc.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2007
(Dollar amounts in thousands)

Total stockholder's equity	$22,130
Less: Non-allowable assets	10,744
Net capital before haircuts	$11,386
Less haircuts on cash equivalents	362
Net capital	$11,024
Computation of aggregate indebtedness	$12,940
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$863
Capital in excess of minimum required	$10,161
Ratio of aggregate indebtedness to net capital	1.17:1

The unconsolidated computation of net capital presented herein differs than that reported by BII in its unaudited Part IIA of Form X-17A-5 at December 31, 2007, filed on January 25, 2008, by $5,007, representing an adjustment to the Company's receivable from and payable to affiliates.

There were no material differences between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filed on February 27, 2008.

BlackRock Investments, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

To the Board of Directors and Stockholder of
BlackRock Investment, Inc.
40 East 52nd Street
New York, New York 10022

In planning and performing our audit of the financial statements of BlackRock Investment, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END